

May 10, 2007

Room 7010

Takashi Miyoshi
Executive Vice President, Executive Officer
Hitachi, Ltd
6-6, Marunouchi 1-chome
Chiyoda-ku
Tokyo 100-8280, Japan

> **Re: Hitachi, Ltd.**
> **Form 20-F for Fiscal Year Ended March 31, 2006**
> **File No. 001-08320**

Dear Mr. Miyoshi:

We have reviewed your response letter dated March 30, 2007 and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Fiscal 2005 Compared with Fiscal 2004

1. We note your response to prior comment 2 which indicates that you will provide analysis of the operating income (loss) of each segment pursuant to Japanese GAAP. Since your financial statements and MD&A discussion are based in US GAAP, it is unclear how providing segment analysis on a Japanese GAAP basis would enhance the readers understanding of your business and operations. It appears that you track revenue by geography and industry segment (e.g. information & telecommunications systems) and restructuring charges by industry segment. To the extent you track other financial statement line items by geography or industry group and these segments have contributed in a

disproportionate way to operations, please revise MD&A to ensure that you have provided a comprehensive analysis of these items and their impact to operations. In this regard, to the extent you internally track cost of sales, SG&A expense or any other line item on a US GAAP basis, these items should be analyzed and discussed in MD&A.

<u>Item 15. Controls and Procedures, page 63</u>

2. We note your response to prior comment 10 and your proposed revisions to future filings. Your disclosure still limits the definition of disclosure controls and procedures than what is called for under Rule 13a-15(e) of the Exchange Act. As previously requested, please confirm, if true, and conform your future disclosure to indicate that your disclosure controls and procedures ensure that "information required to be disclosed by an issuer…is accumulated and communicated to the issuers management….as appropriate to allow timely decisions regarding required disclosure."

3. We note your response to prior comment 11 regarding your determination that your disclosure controls and procedures are effective in light of the material weakness noted. We further note that your response only addresses how this material weakness relates to internal controls over financial reporting, rather than address the nature of the material weakness and your analysis to determine that your disclosure controls and procedures were effective. Clarify the nature of the material weakness and how you determined that notwithstanding this material weakness your disclosure controls and procedures were effective. As previously requested, please provide your basis, in detail, for determining your disclosure controls and procedures were effective in light of the material weakness.

<u>General</u>

4. We note your responses throughout your letter dated March 30, 2007 where you have indicated that you will revise future filings to address our comments. Please provide us supplementally with your proposed revisions to disclosure where applicable.

5. We note your responses to comments 18 and 19 from our letter of February 27, 2007 and the statement that your sales are to "unaffiliated third parties." Please tell us whether and the extent to which the governments of the five countries identified by the U.S. as state-sponsors of terrorism, or entities controlled by them, are your customers or receive cash or other financing in connection with your operations. To the extent your customers include government-related entities in the five countries or such countries or entities receive cash or other financing in connection with your operations, please expand your qualitative

materiality analysis to take into account the potential impact of such activities on your reputation and share value.

6. In this regard, you state that your internal rules require all of your subsidiaries to comply with the U.S. Export Administration Regulations. Advise us whether any of your products sold in the five countries include dual-use items or components. Also, tell us whether, pursuant to your internal rules, you and your subsidiaries apply to all transactions the same standards as would apply if the transactions were subject to licensing by the Bureau of Industry and Security; check customer identification against the Specially Designated Individuals list; or otherwise treat your foreign exchange and trade operations as if you were a U.S. company.

7. We note the statement in the penultimate paragraph of your response that your "sales to these countries are heavily regulated." Please clarify for us the regulatory schemes that apply to the referenced sales, as opposed to the regulatory schemes from which you believe they are exempt.

You may contact Melissa Rocha at (202) 551-3854, Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief